                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                               Amendment No. 1

                   Under the Securities Exchange Act of 1934


                                MEDIMMUNE, INC.
                                ---------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                  584699-10-2
                                  -----------
                                 (CUSIP Number)

                                DR. ANDERS HOVE
                     GRAFENAUWEG 4, 6301 ZUG CH/SWITZERLAND
                               011-41-41-724-5959
                               ------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:

                            Daniel L. Goelzer, Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                             Washington, D.C. 20006


                               January 22, 1998
                         (Date of Event which Requires
                           Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting





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beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 5894699-10-2
-----------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person

     Biotech Target S.A.

     S.S. or I.R.S. Identification No. of Above Person

     Not applicable: Foreign Corporation

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                  (a) [ ]
     of a Group*                                            (b) [x]

--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds*

          AF

--------------------------------------------------------------------------------
(5) Check box if disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

         Panama

--------------------------------------------------------------------------------
Number of Shares               (7)  Sole Voting Power
Beneficially Owned                  0 by Biotech Target S.A.
by Each Reporting              -------------------------------------------------
Person With                    (8)  Shared Voting Power
                                    2,753,000 by Biotech Target
                                    S.A.(See Item 5)
                               -------------------------------------------------
                               (9)  Sole Dispositive Power
                                    0 by Biotech Target S.A.
                               -------------------------------------------------
                               (10) Shared Dispositive Power
                                    2,753,000 by Biotech Target
                                    S.A.(See Item 5)

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,753,000 shares of common stock, par value of $.01 per share (See Item
5).

--------------------------------------------------------------------------------




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(12) Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                   [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     10.5%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO

CUSIP No.584699-10-2
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person

     BB Biotech AG

     S.S. or I.R.S. Identification No. of Above Person

     Not applicable: Foreign Corporation

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                  (a) [ ]
     of a Group*                                            (b) [x]

--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds

     WC

--------------------------------------------------------------------------------
(5) Check Box is Disclosure of Legal Proceedings is required
    Pursuant to Items 2(d) or 2(e)                              [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

         Switzerland
--------------------------------------------------------------------------------
Number of Shares               (7)  Sole Voting Power
Beneficially Owned                  0 by BB Biotech AG
by Each Reporting              -------------------------------------------------
Person With                    (8)  Shared Voting Power
                                    2,753,000 by BB Biotech AG
                                    (See Item 5)
                               -------------------------------------------------
                               (9)  Sole Dispositive Power
                                    0 by BB Biotech AG
                               -------------------------------------------------
                               (10) Shared Dispositive Power
                                    2,753,000 by BB Biotech AG
                                    (See Item 5)

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,753,000 shares of common stock, par value of $.01 per share (See Item 5).

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)





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Excludes Certain Shares*                                        [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     10.5%

--------------------------------------------------------------------------------
(14) Type of Reporting Person*

     HC, CO
--------------------------------------------------------------------------------

                         Schedule 13D Amendment No. 1


         This Amendment No. 2 reports the acquisition by BB Biotech AG ("BB Biotech") and Biotech Target S.A. ("Biotech Target") of additional securities of MedImmune, Inc. ("MedImmune").


Item 3.  Source and Amount of Funds or Other Consideration

        Biotech Target purchased 1,000,000 shares of common stock, $.01 par value per share, of MedImmune (the "Common Stock") in a privately negotiated transaction pursuant to that certain Subscription Agreement dated January 12, 1998 by and between MedImmune and Biotech Target (the "Agreement") for an aggregate consideration of $39,000,000. Biotech Target also purchased
26,750 shares of Common Stock in a series of open market transactions for an aggregate consideration of $10,134,275.00. Biotech Target used capital to purchase the aforementioned shares of Common Stock, which, in turn, was working capital supplied by BB Biotech. BB Biotech is publicly traded on the Zurich Stock Exchange, and its shareholders are both private and institutional investors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) BB Biotech may be deemed to be the indirect beneficial owner of the 2,753,000 shares of Common Stock held directly by Biotech Target as of February 6, 1998, which represents approximately 10.5% of the outstanding shares of Common Stock. No shares of the Common Stock are directly owned by BB Biotech. To the best knowledge of BB Biotech and Biotech Target, no director or executive officer of BB Biotech or Biotech Target owns any shares of the Common Stock.

         (b) The number of shares of Common Stock to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the cover pages hereof and such information is incorporated herein by reference. BB Biotech, through its ownership of Biotech Target, may be deemed to beneficially own the shares of MedImmune Common Stock which are held by Biotech Target within the meaning of Regulation 13D under the Exchange Act, and may be deemed to share with Biotech Target the power to vote, or direct the vote of, and the power to dispose of or direct the disposition of, the aggregate 2,753,000 shares of Common Stock held by Biotech Target.


         (c) On January 22, 1998 Biotech Target purchased 1,000,000 shares of Common Stock in a privately negotiated transaction pursuant to the Agreement for an aggregate consideration of $39,000,000. Biotech Target also engaged in the following transactions with respect to the Common Stock. Each of these transactions was completed on the NASDAQ stock market.


-----------------------------------------------------------
  Date        Transaction       Amount         Price per
                                                 Share
-----------------------------------------------------------
 12/8/97        Bought          25,000          $39.13
-----------------------------------------------------------
 12/9/97        Bought          25,000          $38.93
-----------------------------------------------------------
 12/9/97        Bought          30,000          $38.81
-----------------------------------------------------------
12/11/97        Bought          10,000          $38.38
-----------------------------------------------------------
12/11/97        Bought          40,000          $38.34
-----------------------------------------------------------
12/15/97        Bought          50,000          $39.75
-----------------------------------------------------------
12/30/97        Bought          87,500          $39.97
-----------------------------------------------------------


        As of February 6, 1998, Biotech Target holds 10.5% of the outstanding shares of MedImmune.




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         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Agreement, MedImmune and Biotech Target have agreed to the following provisions as they relate to the shares of Common Stock:

         (a)    Registration Rights.    MedImmune has provided Biotech Target
with certain registration rights with respect to the resale of shares of Common Stock held by Biotech Target. Among other things, MedImmune has agreed to prepare and file a registration statement on Form S-3 with the Securities and Exchange Commission under the Securities Act of 1933, as amended, to register the resale of the shares as soon as is practicable after January 12, 1998 and to use its best efforts to cause such registration statement to be declared effective as soon as practicable.

        (b) Reference to the Agreement. The response to this Item 6 is qualified in its entirety by reference to the Agreement, the full text of which is filed as Exhibit 5 hereto and incorporated herein by reference.

        Except for the Agreement, neither BB Biotech nor Biotech Target nor, to the best of their knowledge, any of the executive officers or directors of either BB Biotech or Biotech Target, is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of MedImmune (including the shares of Common Stock), finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Translation of minutes of the October 18, 1995, Board of Directors Meeting of Biotech Target (evidencing a power of attorney in favor of Dr. Andreas Bremer).*

Exhibit 2: Translation of minutes of the January 3, 1997 Board of Directors Meeting of Biotech Target (evidencing a power of attorney in favor of Dr. Anders Hove).*

Exhibit 3: Translation of evidence of a power of attorney in favor of Victor Bischoff and Hans-Joerg Graf on behalf of BB Biotech.**

Exhibit 4: Agreement by and between BB Biotech and Biotech Target with respect to the filing of this disclosure statement.

Exhibit 5: Subscription Agreement between Biotech Target and MedImmune dated January 12, 1998.



-------------





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*   See Powers of Attorney, attached as Exhibits 1 and 2 to the Schedule 13D related to Alexion Pharmaceuticals, Inc. filed with the Securities and Exchange Commission on September 18, 1997, which Exhibit is incorporated by reference herein.

** See Power of Attorney, attached as an Exhibit 99.E to the Schedule 13D relating to Biogen, Inc. filed with the Securities and Exchange Commission on June 2, 1994, which Exhibit is incorporated by reference herein.





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                                        SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           BB BIOTECH AG

Date: February 6, 1998            By: /s/ Hans-Joerg Graf
                                     -------------------------
                                  Name: Hans-Joerg Graf
                                       -----------------------

Date: February 6, 1998            By: /s/ Dr. Victor Bischoff
                                     -------------------------
                                  Name: Dr. Victor Bischoff
                                       -----------------------


                                           BIOTECH TARGET, S.A.

Date: February 6, 1998            By: /s/ Dr. Andreas Bremer
                                     -------------------------
                                  Name: Dr. Andreas Bremer
                                       -----------------------

Date: February 6, 1998            By: /s/ Dr. Anders Hove
                                     -------------------------
                                  Name: Dr. Anders Hove
                                       -----------------------